Exhibit 99.1

CIBC to Acquire PrivateBancorp, Inc.

Expands U.S. presence with high-quality middle market commercial and private banking capabilities, advances client-focused strategy, diversifies earnings and strengthens platform for long-term growth

•	Provides CIBC's Canadian clients with access to U.S. banking services
•	Supports Atlantic Trust's clients with access to banking capabilities
•	Builds on PrivateBancorp's momentum, offers growth opportunities as part of a stronger North American organization

TORONTO, June 29, 2016 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that it has entered into a definitive agreement to acquire PrivateBancorp, Inc. (NASDAQ: PVTB) and its subsidiary, The PrivateBank, a high-quality Chicago-based middle market commercial bank with US$17.7 billion in assets, complemented by private banking and wealth management capabilities.

The transaction will significantly expand CIBC's reach in North America, and enable PrivateBancorp to continue building on its record of growth and client service under the leadership of its current management team. The acquisition will create a platform for CIBC to deliver U.S. banking services to its existing Canadian personal and business banking clients, accept deposits in the U.S., and provide commercial and private banking services to the clients of Atlantic Trust, following receipt of required approvals. Atlantic Trust, a leading U.S. private wealth management firm serving high net worth families, private foundations and endowments, was acquired by CIBC in fiscal 2014. For PrivateBancorp, the transaction will bring added financial strength, the benefits of a larger banking enterprise and deeper wealth management expertise to its clients across the U.S.

CIBC will pay US$18.80 in cash and 0.3657 of a CIBC common share for each share of PrivateBancorp common stock. Based on the June 28, 2016 closing price of CIBC's common shares on the New York Stock Exchange (US$77.11), the total transaction value is approximately US$3.8 billion (C$4.9 billion) or US$47.00 of value per share of PrivateBancorp common stock at announcement.

PrivateBancorp is a high-quality, client-focused, middle market commercial, private banking, and wealth management organization with community banking capabilities. PrivateBancorp has approximately 1,200 employees, a leading presence in its hometown of Chicago, and a presence in 11 additional attractive U.S. markets. PrivateBancorp's clients include middle market companies, as well as business owners, executives, entrepreneurs and families.  PrivateBancorp  also delivers specialty banking services to clients in specific industry segments, including healthcare and technology.

"Acquiring PrivateBancorp accelerates our strategy of building a strong, innovative and client-focused bank by creating opportunities to bank across borders for our Canadian clients, and offering more services to our private wealth clients at Atlantic Trust," said Victor G. Dodig, CIBC President and Chief Executive Officer.

"We see this as a long-term strategic transaction that creates a platform for growth across North America, expands and deepens our client relationships, and creates a broader, diversified, and more valuable CIBC for our shareholders, our clients, and our team."

Mr. Dodig added, "We were attracted to PrivateBancorp for the quality of its management team and its client-first culture, and look forward to PrivateBancorp's continued growth with CIBC's financial backing. With a shared focus to be number one in client relationships, we will work with PrivateBancorp's President and CEO, Larry Richman, and his team as we capitalize on the long-term opportunities ahead for our organizations, people, clients, business partners and the communities we serve."

Since 2007, The PrivateBank's leadership team has driven significant organic growth using a high-touch relationship-based approach, underpinned by strong risk management. As of March 31, 2016 PrivateBancorp had total assets of US$17.7 billion and a 9.8 per cent CET 1 ratio. PrivateBancorp has delivered a compounded annual loan growth rate of 16 per cent between year-end 2007 and 2015. Following completion of this transaction, Larry Richman will remain President and CEO of PrivateBancorp and The PrivateBank, will join CIBC's Executive Committee reporting to CEO Victor Dodig, and will take on the role of Head of CIBC's U.S. Region, which will include The PrivateBank, Atlantic Trust, and CIBC's U.S. Corporate Banking Business.

Larry Richman, President and CEO of PrivateBancorp, said, "Our team has built a premier commercial and private banking business. We believe this transaction allows us to not only continue our success but to achieve even more as our clients benefit from CIBC's financial strength, and our employees become part of a respected North American organization that shares our values and is strategically positioned for long-term growth. We look forward to extending U.S. banking services to CIBC's Canadian clients and Atlantic Trust's private wealth clients, in addition to exploring mutual growth opportunities going forward.

"Additionally, CIBC shares our deep commitment to building stronger communities and we are pleased that we will be able to continue our investments in the important areas of financial education, business development and affordable homeownership. Both CIBC and PrivateBancorp are committed to investing in the community and will work together to continue PrivateBancorp's existing programs and seek opportunities to further make a difference in this important area."

Additional Transaction Details

The total value of the consideration that PrivateBancorp common stockholders will receive upon the closing of the transaction will be based in part on the value of CIBC common shares at closing. CIBC will satisfy aggregate consideration payable to PrivateBancorp stockholders by paying approximately US$1.5 billion in cash and issuing approximately 29.5 million CIBC common shares, representing an approximately 60 per cent stock and 40 per cent cash mix.

CIBC anticipates completing the transaction during the first calendar quarter of 2017, subject to satisfaction of customary closing conditions, including approval by PrivateBancorp's shareholders and receipt of regulatory approvals.

CIBC expects to maintain a Common Equity Tier (CET) 1 ratio at closing of at least 10 per cent. CIBC's CET 1 ratio was 10.4 per cent as at April 30, 2016 and since has been further strengthened by the receipt of net proceeds of the sale of our interest in American Century Investments.

The transaction is expected to be accretive to CIBC's adjusted earnings per share in year 3.

PrivateBancorp will remain headquartered in Chicago and retain its Illinois state banking charter. CIBC will continue all of PrivateBancorp's community investment and charitable programs, and Larry Richman President and Chief Executive Officer and the PrivateBancorp executive team will continue to lead PrivateBancorp's efforts to support entrepreneurship, provide financial solutions and to serve all of its communities.

J.P. Morgan Securities LLC and CIBC World Markets Inc. served as financial advisors to CIBC in this transaction and J.P. Morgan Securities LLC provided a fairness opinion to the Board of Directors of CIBC. Goldman, Sachs & Co. served as exclusive financial advisor to PrivateBancorp and Sandler O'Neill & Partners, L.P. provided a fairness opinion to its Board of Directors.

Mayer Brown LLP, Sidley Austin LLP and Torys LLP acted as external counsel to CIBC in connection with the Transaction, while Wachtell, Lipton, Rosen & Katz and Vedder Price acted as external counsel to Private Bancorp.

Conference Call/Webcast

A conference call is scheduled to take place on June 29, 2016 at 8:00 a.m. (ET), followed by a brief question and answer period with analysts. Presentation materials will be available at www.cibc.com.

Interested parties can access this call on a listen-only basis via telephone in English (416-340-2217 or toll-free 1-866-696-5910, passcode 8001339) and French (514-861-2909 or toll-free 1-877-405-9213, passcode: 6400958).

A live audio webcast of the conference call will also be available in English (http://bell.media-server.com/m/p/bgaz5iuc and French http://bell.media-server.com/m/p/bgaz5iuc/lan/fr).

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Capital Markets - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

About PrivateBancorp, Inc.

PrivateBancorp, Inc., through its subsidiary The PrivateBank, delivers customized business and personal financial services to middle-market companies, as well as business owners, executives, entrepreneurs and families in all of the markets and communities it serves. The Company has 34 offices in 12 states and, as of March 31, 2016, had US$17.7 billion in assets. The Company's website is www.theprivatebank.com.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the "Core business performance" and "Making a difference in our Communities" sections of this news release, and the Management's Discussion and Analysis in our 2015 Annual Report under the heading "Financial performance overview - Outlook for calendar year 2016" and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could". By their nature, these statements require us to make assumptions, including the economic assumptions set out in the "Financial performance overview - Outlook for calendar year 2016" section of our 2015 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the "Management of risk" section starting on page 41 of our 2015 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, CIBC will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of PrivateBancorp and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving CIBC and PrivateBancorp will be submitted to PrivateBancorp's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF PRIVATEBANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to: CIBC, Commerce Court, Toronto, Ontario, Canada M5L 1A2, Attention: Investor Relations, 416 304-8726; or to PrivateBancorp, Inc., Investor Relations, 120 S. LaSalle St., Chicago, IL 60603, 312 564-2000.

PARTICIPANTS IN THE SOLICITATION

CIBC, PrivateBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CIBC's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2015, which was filed with the SEC on December 3, 2015, and its management proxy circular and notice of annual and special meeting of shareholders for its 2016 annual and special meeting of shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 2, 2016. Information regarding PrivateBancorp's directors and executive officers is available in PrivateBancorp's proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on April 8, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

SOURCE CIBC - Investor Relations

%CIK: 0001045520

For further information:

CIBC: John Ferren, SVP, Investor Relations, 416-980-2088, john.ferren@cibc.com
Kevin Dove, Head, Media Relations, 416-980-8835, kevin.dove@cibc.com

PrivateBancorp: Jeanette O'Loughlin, Investor Relations, 312 564-6076, joloughlin@theprivatebank.com
Amy Yuhn, Chief Marketing Officer, 312-564-1378, ayuhn@theprivatebank.com

CO: CIBC - Investor Relations

CNW 06:35e 29-JUN-16